Mail Stop 4561

      					October 25, 2005


Michael J. Thorne
Chief Financial Officer
DynCorp International LLC
8445 Freeport Parkway, Suite 400
Irving, Texas  75063

Re:	DynCorp International LLC
	Amendment No. 1 to Registration Statement on Form S-4
      Filed September 27, 2005
      File No. 333-127343

Dear Mr. Thorne:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statements that you are a "leading" provider of a broad range of critical outsourced technical services. We further note the support you provided that indicates you are approximately the twentieth largest government contractor in terms of total revenue, but only a fraction of the size of the fifth largest government contractor. Please revise your disclosure to quantify your leadership position and describe your relative size in comparison to the top five government contractors in terms of total revenue or, alternatively, provide us with additional information regarding your leadership position.

Prospectus Summary, page 3

2. We note your statement that you have increased your revenues and
EBITDA from fiscal 2001 through fiscal 2005 at compound annual growth rates of 34.7% and 49.2%, respectively. We further note that you do not provide audited financial statements for fiscal years 2001 and 2002. As a result, please omit references to your compound annual growth rates for these periods.

3. We note your response to comment no. 13 and the revised disclosure that: "Although we began to operate independently as a stand-alone entity on December 27, 2000, since 1951, our predecessors have provided essential services to numerous U.S. government departments and agencies." We also note your response where you indicate that DynCorp was responsible for its own operations and never fully integrated into CSC after its acquisition. Please revise your disclosure to make clear that the company operated as a separate subsidiary of first the former DynCorp and later CSC. Your characterization of the company as a "stand-alone entity" may leave investors with the impression that the company operated exclusively on its own and did not have access to the financial or other resources of the parent. In light of the transition services agreement you have entered into with CSC, it does not appear that you operated in this manner.

4. We note your response to comment no. 15 and the revised disclosure. We further note the registration statement on Form S-1 filed by DynCorp International Inc. that discloses you had a net loss of $14 million for fiscal 2005. Please revise your disclosure on page 1 to be consistent with the disclosure in the Form S-1 and balance your discussion of the company`s financial position with disclosure regarding the net loss for 2005, including a brief description of the factors that have contributed to the net loss. Alternatively, explain the apparent inconsistency.

Business Strategy, page 2

5. We note your response to comment no. 22 and the revised disclosure. Since you highlight your "Competitive Strengths" in the summary section, please provide comparable disclosure of the risks you face under a separate subheading that for the summary risk factors.

Organizational Chart, page 5

6. We note your response to comment no. 16 and the revised organization chart. We further note that Veritas Capital and its affiliates and other third party investors hold all of the outstanding shares of DIV Holding LLC. We reissue the portion of the comment that requested that you include your ultimate parent. In addition, please identify the affiliates of Veritas Capital and the third party investors that hold shares of DIV Holding LLC and provide their respective ownership percentages. Please make corresponding changes to the chart on page 29.

Risk Factors, page 14

Risks Related to Our Indebtedness, page 14

The indenture governing the Notes, our senior secured credit facility..., page 15

7. We note your response to comment no. 27 and the revised disclosure. Please note that the cross-references are not sufficient to briefly describe how these restrictions limit your ability to do the things listed in the bullet points, and we reissue the comment.
In particular, please briefly describe whether you are allowed to incur any additional indebtedness or repay any indebtedness. In addition, please define "restricted payments."

8. We note that the senior secured credit facility also restricts the maximum amount of your capital expenditures during each year of its term. Please expand your disclosure to briefly describe these restrictions.

Risks Relating to the New Notes, page 16

Your right to receive payments on the New Notes..., page 16

9. We note your response to comment no. 30 and the deletion of the language regarding the prohibition on all payments on the New Notes and the subsidiary guarantees in the event of a payment default on your senior indebtedness and, for limited periods, upon the occurrence of other defaults under your senior indebtedness. Please revise to include this language and briefly describe the "other" defaults and quantify "limited" periods or advise us as to why this disclosure is not material to the risk factor.

Loss of our skilled personnel..., page 25
10. We note your response to comment no. 39 and the revised disclosure that you "depend" on your "senior management." We continue to believe that you should identify the specific members of your senior management team upon whom you are reliant, and we reissue the comment.

The 2005 Acquisition, page 27
11. We note your response to comment no. 40 and the revised disclosure that you are currently negotiating the amount of the working capital adjustment. Please advise us as of the date on which the working capital adjustment was first disputed and when you expect to complete the final purchase price adjustment.



Management`s Discussion and Analysis, page 40

12. We note your response to comment no. 44 that the disclosure has been added. We are unable to locate the disclosure in this section.
Please advise or revise.

13. We note your response to comment no. 45 and the revised disclosure. We re-issue the portion of our comment that asked that you discuss the amount of cash flow required to service your debt and how this will impact your operations going forward. Please revise accordingly.

Contract Backlog, page 43

14. We note your response to comment no. 48 and the revised disclosure. We further note that unfunded backlog is the actual dollar value of unexercised contract options. Please clarify, if true, that the customer may never exercise these contract options. In addition, please disclose, if true, that these options still would be subject to the annual appropriations process and discuss the uncertainties associated with the appropriations process.

Liquidity and Capital Resources

Debt and Other Obligations, page 56

15. We note your response to comment no. 50 and the revised disclosure that the senior credit facility also restricts the maximum amount of your capital expenditures during each year of the senior credit facility. We re-issue the portion of our comment that asked that you expand your disclosure to briefly describe these restrictions and discuss how all of the covenants will impact your operations going forward. Please revise accordingly.

Business, page 69

Backlog, page 78

16. We note your response to comment no. 56 and the revised disclosure that backlog does not take into account any expenses associated with the contracts. Please revise to include disclosure comparable to that found on page 43 indicating that converting backlog into revenue would not reflect net income associated with the contracts.

17. We note your response to comment no. 57 and the supplemental materials provided. With respect to Tab 11 to the supplemental materials provided in support of the statements on page 73 related to estimates by the Government Electronics and Information Technology Association or GEIA, please confirm that GEIA was the source of the spreadsheet or alternatively tell us who created the spreadsheet.

Management Incentives, page 88

18. We note your response to comment no. 62 and the revised disclosure that "certain other members" of management will participate in your profits through a plan that grants them Class B interests in DIV Holding LLC. We re-issue the portion of that comment that asked you to identify the named executives who will be eligible for this program. In addition, please state that you are unable to quantify the aggregate dollar value of the grants that will be made under the plan. Please tell us when you expect an enterprise value of the company will be established.

Certain Relationships and Related Transactions, page 91

19. We note your response to comment no. 66 that the disclosure pertaining to the fees payable to CSC has been added. We further note your disclosure on page 4 that the total cost of the transition services during fiscal 2005 and the three months ended July 1, 2005, were $355,000 and $988,000 respectively. Please expand your disclosure in this section to include this information and clarify whether you are still receiving services pursuant to the transition agreement.

Available Information, page 150

20. We note your response to comment no. 73 and the revised disclosure. We further note the disclosure on page 150 that references the Public Reference Section at 450 West Fifth Street N.W., Washington, D.C. 20549. Please revise to note that the Public
Reference Section is also located at 100 F Street, NE, Room 1580, Washington, DC 20549.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-8

21. We have considered your response to our prior comment 76.
Please
tell us which of your predecessor entities represents the parent entity and its basis for consolidation. Cite any relevant accounting literature in your response.

Unaudited financial statements for the period ended July 1, 2005

Note 3 - Acquisitions

February 11, 2005 Transaction

22. We note that you have determined an estimated range of consideration due to the seller for the working capital adjustment.
Tell us and clarify if the contingent consideration is currently payable and provide your analysis of the guidance in paragraphs
26-27
of SFAS 141 for determining when you will record these amounts in your financial statements.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at 202-551-3438 or Cicely
Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

	Sincerely,



	Owen Pinkerton
	Senior Counsel

cc:	Michael R. Littenberg, Esq. (via facsimile)
	Schulte Roth & Zabel LLP
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Michael J. Thorne
DynCorp International LLC
October 25, 2005
Page 6